EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2005	2006	2005
Consolidated income before provision for income taxes	$57	$260	$302	$506
Fixed charges:
Interest[1]	760	301	1,260	652
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	1	4	3
Total fixed charges	762	302	1,264	655
Earnings available for fixed charges	$819	$562	$1,566	$1,161
Ratio of earnings to fixed charges	1.07	1.86	1.24	1.77
1 Components of interest expense are discussed in the “Results of Operations - Interest Expense” section of “Item 2., Management’s Discussion and Analysis”.